James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

April 11, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington D.C. 20549

Attention: Mr. Rufus Decker

Re:	James Hardie Industries plc
Form 20-F for the fiscal year ended March 31, 2012
Filed July 2, 2012
Form 6-K
Filed November 16, 2012
Form 6-K
Filed March 1, 2013
File No. 1-15240

Dear Mr. Decker:

Transmitted herewith is the response of James Hardie Industries plc (the “Company”) to the Staff’s supplemental comments, by letter dated March 14, 2013 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “Form 20-F”), Form 6-K furnished on November 16, 2012 and Form 6-K furnished on February 26, 2013. For ease of reference, the Company has reproduced below the comments set forth in the Comment Letter, as numbered, in bold type before each of its responses. Unless otherwise noted, page numbers included herein are page references to the Form 20-F or Form 6-K, and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form 20-F or respective Form 6-K. Courtesy copies of this letter are being delivered to Ernest Greene and Nudrat Salik.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719

Mr. Rufus Decker

Securities and Exchange Commission

Form 20-F for the Year Ended March 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

We acknowledge your comment and hereby provide the additional disclosure or other revisions as requested. We will include the additional disclosure or other revisions as noted below in future filings, including interim financial reports that are furnished to the Staff on our Form 6-K, as applicable.

Management’s Discussion and Analysis, page 83

Year Ended 31 March 2012 Compared to Year Ended 31 March 2011, page 89

Income tax benefit (expense), page 93

2.	We note your response to comment two from our letter dated January 9, 2013. In your proposed disclosure, you indicate that the U.S. GAAP effective tax rate is not meaningful as it was favorably impacted by RCI’s successful appeal of the ATO’s disputed 1999 amended tax assessment. Please ensure that you discuss your U.S. GAAP effective tax rate in the same manner as your comparable non-GAAP financial measure and that your corresponding disclosures do not place more prominence on the non-GAAP financial measures. Refer to Item 10(e) of Regulation S-K.

We note the Staff’s comment regarding the discussion of the U.S. GAAP effective tax rate as set forth in our proposed disclosure in our response letter to the Staff dated February 25, 2013. As discussed with the Staff in a telephone exchange on March 25, 2013, the Company will also amend its disclosures in future filings to discuss changes in our U.S. GAAP effective tax rate in a manner that does not place more prominence on the corresponding non-GAAP financial measure.

The following is an example of the anticipated revision to our future disclosure based on page 93 of our Form 20-F:

The Company’s effective tax benefit rate was 299.9% in fiscal year 2012, compared to an effective income tax expense rate of 459.2% in fiscal year 2011. The effective tax benefit rate in fiscal year 2012 was materially impacted by RCI’s successful appeal of the ATO’s disputed 1999 amended tax assessment, resulting in an income tax benefit of US$485.2 million, compared to an income tax expense of US$345.2 million in fiscal year 2011, as further discussed below. The Company’s effective tax benefit rate in fiscal year 2012 was also impacted by unfavourable asbestos adjustments of

Mr. Rufus Decker

Securities and Exchange Commission

US$15.8 million, compared to US$85.8 million in the prior year, and an asset impairment charge of US$14.3 million, compared to nil in the prior year.

The Company’s effective tax rate excluding asbestos, asset impairments and tax adjustments was 22.9% in fiscal year 2012, compared to 31.1% in fiscal year 2011, due to a higher proportion of taxable income in jurisdictions with lower statutory income tax rates. The Company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Form 6-K filed November 16, 2012

Exhibit 99.2

3.	We note your response to comment five from our letter dated January 9, 2013. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Please revise your disclosures accordingly. Refer to SEC Release No. 33-8176.

We note the Staff’s comment seeking a quantitative reconciliation of our non-GAAP forward-looking financial measure to the appropriate forward-looking GAAP financial measure.

As discussed with the Staff in a telephone exchange on March 25, 2013, we are unable to determine, without unreasonable effort, the effect that asbestos adjustments will have on the most directly comparable forward-looking U.S. GAAP financial measure, being forecasted net income (net operating profit). Since asbestos-related assets and liabilities are denominated in Australian dollars, asbestos adjustments, together with their tax effect, as applicable, reflect the impact on our earnings arising from movements in foreign currency exchange rates as well as changes in actuarial estimates.

Either or both of these uncertainties can materially impact our earnings. For example, within the preceding five fiscal years, the Company’s asbestos adjustments have ranged from favourable asbestos adjustments of US$17.4 million in fiscal year 2009 to unfavourable asbestos adjustments of US$224.2 million in fiscal year 2010. In addition, while our non-GAAP forward-looking financial measure assumes an average exchange rate, we are unable to reasonably determine, on a forward-looking basis, the extent to which our full year earnings will be impacted by movements in foreign currency exchange rates.

Mr. Rufus Decker

Securities and Exchange Commission

As a result, we are unable to forecast or adequately reconcile, without unreasonable effort, the most directly comparable U.S. GAAP forward-looking financial measure.

Accordingly, in future filings, the Company will indicate that it is unable to provide, without unreasonable effort, the most directly comparable U.S. GAAP forward-looking financial measure, due to material uncertainties regarding the impact to earnings in future periods of asbestos adjustments, which include foreign currency exchange rates and changes in actuarial adjustments. The following is an example of the anticipated revision to our future disclosure based on page 5 of Exhibit 99.2 (Media Release) of our Form 6-K dated November 16, 2012:

Full Year Earnings Guidance

Management expects full year earnings excluding asbestos, ASIC expenses and tax adjustments to be between US$140 million and US$150 million assuming, among other things, housing industry conditions in the United States continue to improve, the accounting provision for New Zealand product liability expenses remains adequate and that an average exchange rate of approximately US$1.04/A$1.00 applies for the balance of the year ending 31 March 2013.

The company is unable to forecast the most directly comparable U.S. GAAP forward-looking financial measure due to material uncertainties regarding the extent to which the company’s earnings will be impacted by asbestos adjustments, which include fluctuations in foreign currency exchange rates and changes in actuarial adjustments, together with their related tax effect, as applicable. These uncertainties may have a material impact on the company’s forecast full year earnings.

Exhibit 99.3

4.	We note your response to comment six from our letter dated January 9, 2013. Given that the description operating profit before income taxes could be viewed to be confusingly similar to your operating income line item presented in your U.S. GAAP financial statements and Rule 5-03 of Regulation S-X would imply that items such as interest expense and interest income would not generally be included in the determination of operating income or profit, please help us better understand how you determined your current presentation of operating profit before income taxes is appropriate. Please also tell us what consideration you gave to changing the description of the line item currently described as EBIT to operating income to be consistent with the financial statements provided in your Form 20-F for the year ended March 31, 2012 as well as the financial statements provided in Exhibit 99.5 of this Form 6-K.

We note the Staff’s comment regarding line item descriptions used in our Form 6-K. We supplementally advise the Staff that as a foreign incorporated entity listed on the Australian Securities Exchange (“ASX”), we are subject to ASX listing rules and Australian law regarding continuous and periodic disclosure. These disclosure requirements require us to lodge with the ASX, on a regular basis, a review of our results of operations. Accordingly, to meet our reporting requirements to the ASX and as required by Australian law, we lodge with the ASX a “Management’s Analysis of Results”, together with our financial statements,

Mr. Rufus Decker

Securities and Exchange Commission

and furnish this information in a Form 6-K under our continuous disclosure requirements in the United States.

As the majority of our security holders are resident in Australia, and in light of our reporting requirements under ASX listing rules and Australian law, we use line item descriptions applicable to our reporting requirements in Australia in the review of our results of operations.

To align the review of our results of operations, as contained within Management’s Analysis of Results, with our financial statements, we have provided a “Definitions” section which cross-references the Australian line item descriptions to the corresponding U.S. GAAP descriptions in our financial statements.

As discussed with the Staff, we will provide additional clarification on the terminology differences in future Form 6-K reports (beginning with the Company’s Form 6-K, which we expect to furnish on May 22, 2013), and amend the “Definitions” section as follows in Exhibits 99.2 and 99.3:

Financial Measures

This document contains financial statement line item descriptions that are considered to be non-U.S. GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under U.S. GAAP, the following table cross-references each non-U.S. GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent U.S. GAAP financial statement line item description used in the company’s consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT *	Operating income (loss)

Net interest (expense) income *	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes *	Income (loss) before income taxes

Income tax expense	Income tax expense

Net operating profit (loss) *	Net income (loss)

*	Represents non-US GAAP descriptions used by Australian companies.

Mr. Rufus Decker

Securities and Exchange Commission

5.	We note your response to comment seven from our letter dated January 9, 2013. We continue to have difficulty understanding how you determined it was appropriate to present full non-GAAP financial statements for purposes of reconciling non-GAAP measures to the most directly comparable U.S. GAAP measures. Please revise your presentation to provide relevant information to investors without providing full non-GAAP financial statements.

Alternatively, you may consider including summary financial information rather than full non-GAAP financial statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We note the Staff’s comment regarding the presentation of full non-GAAP financial statements for purposes of reconciling non-GAAP measures to the most directly comparable U.S. GAAP measures. As discussed with the Staff, we will remove the full non-GAAP financial statements in future Form 6-K reports. Instead, we will present a summary of selected financial information in order to disclose the relevant information to users of our financial statements regarding the impact of asbestos on our consolidated financial position and results of operations. The following is an example of the anticipated revision to our disclosure in Exhibit 99.3:

Supplemental Financial Information

As set forth in Note 7 of the 30 September 2012 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s consolidated financial statements and related notes contained in the company’s 30 September 2012 Condensed Consolidated Financial Statements.

Mr. Rufus Decker

Securities and Exchange Commission

Supplementary Financial Information

30 September 2012

(Unaudited)

(Millions of US dollars)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$63.2	$63.2
Restricted short-term investments – Asbestos	—	116.8	116.8
Insurance receivable – Asbestos¹	—	209.0	209.0
Workers compensation asset – Asbestos¹	—	84.4	84.4
Deferred income taxes – Asbestos¹	—	431.6	431.6

Asbestos liability¹	$—	$1,601.3	$1,601.3
Workers compensation liability – Asbestos¹	—	84.4	84.4
Income taxes payable	17.2	(13.1)	4.1

Favourable asbestos adjustments	$—	$2.8	$2.8
Selling, general and administrative expenses	(100.2)	(0.7)	(100.9)
Net interest (expense) income	(2.0)	2.2	0.2
Income tax expense	(20.1)	(2.6)	(22.7)

¹	The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on the company’s Condensed Consolidated Balance Sheets.

Form 6-K filed March 1, 2013

Exhibit 99.5

6.	During the nine months ended December 31, 2012, you recorded a provision related to New Zealand product liability claims of $13.2 million which represented approximately 10% of your operating income for this period. You are becoming exposed to liability for a greater portion of these claims due to the insolvency of co-defendants and the expiration of some of your rights of recovery from third-parties. In this regard, please address the following:

•

You disclose the amount of the provision for product liability claims, net of estimated third-party recoveries is $16.5 million at December 31, 2012. Please also disclose the corresponding gross asset and liability amounts recorded for your provision for product liability claims and estimated third-party recoveries; and

•

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot

Mr. Rufus Decker

Securities and Exchange Commission

estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We note the Staff’s comment regarding the recognition and disclosure of our product liability claims in New Zealand. We have recovered and continue to recover costs associated with defending and resolving a portion of these claims under third-party contractual rights. While the expiration of our contractual rights has become increasingly relevant, these recoveries continue to mitigate our total estimated losses. Accordingly, a portion of the losses we incur that are reflected in our earnings are mitigated to the extent that such losses are recoverable under contractual rights. Accordingly, as discussed with the Staff, we believe that our current disclosure of the liability, net of third party recoveries, appropriately conveys the company’s exposure associated with defending and resolving such claims in the future. We believe that disclosing this amount, together with the amount of expense incurred in defending and resolving such claims, prevents the financial statements from being misleading.

In addition, we have noted in our disclosure that the amount of estimated loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and the extent to which the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

While we regularly review our assumptions to estimate the amount of loss for both asserted and unasserted claims, we acknowledge that it is reasonably possible that actual losses may be in excess of amounts already accrued as of December 31, 2012. Accordingly, we will expand our disclosure to include an estimate of potential losses, beyond amounts already accrued, that may be incurred in future periods.

For example, in addition to our current disclosure, the following additional information is expected to be included in our future disclosure, based on pages F-20 and F-21 of Exhibit 99.5 of our Form 6-K:

Mr. Rufus Decker

Securities and Exchange Commission

The Company has made a provision for asserted and unasserted New Zealand product liability claims within Other Current and Other Non-current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 December 2012. The amount of provision for product liability claims in New Zealand, net of estimated third-party recoveries, is US$16.5 million at 31 December 2012. During the nine months ended 31 December 2012, the Company recognised US$13.2 million in expenses related to the legacy New Zealand product liability claims.

The Company’s estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the Company’s historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 December 2012. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company is becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s rights of third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$10 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 December 2012. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

* * * *

You may call the undersigned with any questions or comments you may have regarding this letter at (312) 705-6192. In addition, please send all written correspondence directly to the undersigned, with copies to James J. Moloney of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612, facsimile (949) 475-4756.

Very truly yours,

/s/ Russell Chenu

Russell Chenu

Chief Financial Officer

Mr. Rufus Decker

Securities and Exchange Commission

cc:	James Hardie Industries plc

Michael Hammes, Chairman of the Board
Brian Anderson, Chairman of the Audit Committee
Louis Gries, Chief Executive Officer
Joe Blasko, General Counsel

Securities and Exchange Commission
Ernest Greene
Nudrat Salik

Ernst & Young
John Faulkner

Gibson, Dunn & Crutcher LLP
James J. Moloney

Mr. Rufus Decker

Securities and Exchange Commission

EXHIBIT A

I, Russell Chenu, Chief Financial Officer of James Hardie Industries plc (the “Company”), do hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 11, 2013	/s/ Russell Chenu

Russell Chenu
Chief Financial Officer